EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
The Boeing Company and Subsidiaries
(Dollars in millions)

	Six months ended	Years ended December 31,
	June 30, 2014	2013	2012	2011	2010	2009
Earnings before income taxes	$3,176	$6,232	$5,910	$5,393	$4,507	$1,731
Fixed charges excluding capitalized interest	235	514	603	677	726	564
Amortization of previously capitalized interest	36	74	75	64	60	61
Net adjustment for earnings from affiliates	15	13	69	(38)	(11)	(10)
Earnings available for fixed charges	$3,462	$6,833	$6,657	$6,096	$5,282	$2,346
Fixed charges:
Interest and debt expense(1)	$208	$461	$551	$626	$676	$514
Interest capitalized during the period	47	87	74	57	48	90
Rentals deemed representative of an interest factor	27	53	52	51	50	50
Total fixed charges	$282	$601	$677	$734	$774	$654
Ratio of earnings to fixed charges	12.3	11.4	9.8	8.3	6.8	3.6

(1)	Amount does not include tax-related interest expense which is reported as a component of Income tax expense in our Condensed Consolidated Statements of Operations.